Exhibit 99.8

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Taseko Mines Limited

We, KPMG LLP, consent to the use of our reports, each dated February 19, 2020, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F. Our report on the consolidated financial statements refers to changes in accounting policies for leases in 2019 due to the adoption of IFRS 16 – Leases.

//s// KPMG LLP

Chartered Professional Accountants

March 30, 2020

Vancouver, Canada